Exhibit 99.1

Obsidian Energy Announces Increased Production and Financial Results in Second Quarter 2022

•
Strong second quarter average production of 31,575 boe/d, an increase of 28 percent over 2021
•
Rig-released 11 wells (11 net) and brought 16 wells (15.7 net) on production in the quarter
•
Second quarter funds flow from operations was $157.0 million

CALGARY, July 28, 2022 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report operating and financial results for the second quarter of 2022.

Three Months Ended June 30			Six Months Ended June 30
2022		2021	2022	2021
FINANCIAL[1] (millions, except per share amounts)
Cash flow from operating activities	125.0	42.2	208.9	70.6
Basic per share ($/share)[2]	1.52	0.57	2.55	0.96
Diluted per share ($/share)[2]	1.48	0.55	2.48	0.92
Funds flow from operations[3]	157.0	42.3	235.6	78.6
Basic per share ($/share)[4]	1.91	0.57	2.89	1.06
Diluted per share ($/share)[4]	1.86	0.55	2.80	1.04
Adjusted Funds flow from operations[3]	156.8	51.2	258.1	89.9
Basic per share ($/share)[4]	1.91	0.69	3.16	1.21
Diluted per share ($/share)[4]	1.85	0.67	3.07	1.19
Net income	113.9	322.5	137.7	345.7
Basic per share ($/share)	1.39	4.33	1.69	4.67
Diluted per share ($/share)	1.35	4.23	1.64	4.57
Capital expenditures	40.3	21.5	143.7	51.0
Decommissioning expenditures	3.8	0.5	12.3	3.8
Long-term debt	334.6	424.1	334.6	424.1
Net debt[3]	343.0	435.7	343.0	435.7

OPERATIONS
Daily Production
Light oil (bbl/d)	12,261	10,836	11,689	10,427
Heavy oil (bbl/d)	6,174	2,660	5,982	2,723
NGL (bbl/d)	2,406	2,162	2,419	2,108
Natural gas (mmcf/d)	64	54	62	52
Total production[5] (boe/d)	31,575	24,651	30,497	23,942
Average sales price [2,6]
Light oil ($/bbl)	139.88	76.97	129.49	72.37
Heavy oil ($/bbl)	106.18	48.58	95.88	44.46
NGL ($/bbl)	82.93	39.31	75.51	38.77
Natural gas ($/mcf)	7.38	3.21	6.21	3.21
Netback ($/boe)
Sales price	96.44	49.56	87.15	46.98
Risk management loss	(4.66)	(0.52)	(5.58)	(1.44)
Net sales price	91.78	49.04	81.57	45.54
Royalties	(15.53)	(4.90)	(13.53)	(3.83)
Net operating costs[4]	(14.02)	(13.71)	(13.98)	(13.62)
Transportation	(3.29)	(1.95)	(3.04)	(1.87)
Netback[4] ($/boe)	58.94	28.48	51.02	26.22
(1)
We adhere to generally accepted accounting principles ("GAAP"); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, adjusted funds flow from operations, net debt, netback, net operating costs and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(5)
Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
(6)
Before risk management gains/(losses).

Detailed information can be found in Obsidian Energy's unaudited consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the three and six months ended June 30, 2022, on our website at www.obsidianenergy.com, which will be filed on SEDAR and EDGAR in due course.

KEY SECOND quarter 2022 RESULTS

Our first half 2022 development program resulted in significant production growth for the Company from our Willesden Green, Pembina and Peace River assets. Second quarter production increased to 31,575 boe/d – a 28 percent increase over the 24,651 boe/d in the second quarter of 2021. Higher production and commodity prices resulted in increased cash flow from operating activities, funds flow from operations (“FFO”) and adjusted FFO from the second quarter of 2021.

2022 Second Quarter Financial Highlights

•
Strong Funds Flow – FFO increased by 271 percent to $157.0 million ($1.91 per share) for the quarter compared to $42.3 million ($0.57 per share) in the second quarter of 2021.
•
Capital Development Growth – The Company continued to execute our development program during the second quarter of 2022 with capital expenditures of $40.3 million (2021 – $21.5 million) and decommissioning expenditures of $3.8 million (2021 – $0.5 million). Second quarter capital expenditures were predominately spent on drilling 11 wells (11 net) with 16 wells (15.7 net) completed and brought on stream in our Peace River, Willesden Green and Pembina assets.
•
Continued Debt Reduction – Strong financial results and our continued focus on reducing debt resulted in a decrease in net debt by 21 percent from $435.7 million at June 30, 2021 to $343.0 million at June 30, 2022, representing 0.6 times annualized second quarter 2022 FFO. Subsequent to June 30, 2022, we completed our refinancing (see ‘Completed Debt Refinancing’ below) and further reduced our debt levels through cash flow generated in July. We expect debt and leverage levels to be reduced further in 2022 from free cash flow generation.
•
G&A Costs – General and administrative (“G&A”) costs were $1.64 per boe in the second quarter of 2022 compared to $1.69 per boe for the same period in 2021.
•
Managed Net Operating Costs – Net operating costs of $14.02 per boe in the second quarter of 2022 were higher than the $13.71 per boe in 2021. The increase reflects higher repair and maintenance activity in 2022 as more projects became economic with higher commodity prices, higher power costs due to increased natural gas prices and general inflationary pressures in the industry. Net operating costs are expected to decrease from this level going forward due to the full year impact of lower cost new well production.
•
Net Income – Higher commodity prices and production volumes contributed to net income of $113.9 million ($1.39 per share) for the second quarter of 2022 compared to net income of $322.5 million ($4.33 per share) in the respective period of 2021. In the second quarter of 2021, the Company recorded a $311.5 million impairment reversal within the Company’s Cardium asset due to higher forecasted commodity prices and strong drilling results.

2022 Second Quarter Operational Highlights

•
Improved Production Levels – Average production for the quarter grew by 28 percent to 31,575 boe/d over the 24,651 boe/d in the second quarter of 2021, largely due to the strong performance from our first half 2022 drilling program.
•
Completed First Half Development Activity – Continuing the momentum from our first quarter 2022 activities, our first half 2022 development program was completed early in June with strong results. Of the 30 wells (29.5 net) rig-released in the first half, 10 wells (10.0 net) were in Willesden Green, six wells (5.5 net) were in Pembina, six wells (6.0 net) were in Peace River, and eight (8.0 net) wells were in Viking. We brought 28 wells (27.3 net) on production by the end of the second quarter of 2022.
•
Accelerated and Expanded Second Half Development Program – We secured the equipment and services needed to execute the largest development program that the Company has undertaken in several years and began our second half 2022 development early with the drilling of two wells (2.0 net) in Peace River. As announced in our June Guidance Release, 38 wells (36.0 net) will be drilled over the second half 2022 for a total of 68 wells (65.5 net) rig-released this year.

•
Continued Focus on Decommissioning Liabilities Reduction – With most of our inactive legacy portfolio decommissioning completed in the first quarter of 2022, we are on track to meeting our goal of abandoning over 300 net wells and over 500 km of pipelines (net) this year.

2022 Highlights Subsequent to the Quarter

•
Completed Debt Refinancing – On July 27, 2022, we completed a private placement issuance of senior unsecured notes and entered into new syndicated credit facilities providing a more favourable debt structure with long-term debt capital and credit facilities to meet our ongoing liquidity needs. The refinancing was composed as follows:
o
Senior Unsecured Notes: We issued five-year senior unsecured notes (the “Notes”) in the amount of $127.6 million (the “Offering”) at a rate of 11.95 percent due on July 27, 2027.
o
New Credit Facilities: The Company entered into new syndicated credit facilities with borrowing capacity of $205.0 million (the “New Credit Facilities”), consisting of $175.0 million revolving syndicated credit facilities (the “New Syndicated Facilities”) and a $30.0 million non-revolving term loan (the “New Term Loan”). We expect to repay the New Term Loan in the third quarter of 2022 from free cash flow from our operations.
o
Debt Repayment: Upon completion of the Offering, we repaid all our previous senior secured notes due November 30, 2022, the outstanding balances under our previous credit facilities due November 30, 2022, and the PROP limited recourse loan due on December 31, 2022. In addition, the Company also closed out hedges that were put in place for the PROP 45 limited recourse financing (US$3.4 million) and fees associated with the refinancing ($6.1 million).
▪
After repayment, the outstanding balance on the New Credit Facilities was as follows:
•
$130.0 million drawn on our New Syndicated Facilities; and
•
$30.0 million of the New Term Loan.

2022 dEVELOPMENT PROGRAM update

With our refinancing complete and equipment and services secured, we are focused on drilling an additional 38 wells (36.0 net) over the second half of 2022 in our Willesden Green, Pembina, and Peace River assets, utilizing three rigs in the third quarter and expanding to four rigs in late 2022. Combined with the wells from our first half 2022 program, a total of 68 wells (65.5 net) will be rig-released in 2022, of which 55 wells (53.0 net) are expected to be on production by the end of 2022.

Peace River

In the second quarter, we completed the rig-release of all six wells (6.0 net) from the first half 2022 program. The remaining two Bluesky wells (2.0 net) from the first half drilling program were brought on production and are in the process of cleanup.

In the second half of the year, we plan to drill an additional 14 wells (13.5 net) in Peace River with 12 wells (12.0 net) targeting the established Bluesky reservoir. With Clearwater development a key focus for our 2023 plans, we will drill two wells (1.5 net) focused on the Clearwater play to further delineate our land base. Our development program, combined with increasing industry activity, is designed to continue to appraise our 487 prospective land sections, including further exploration and development drilling to increase our future inventory of locations.

Willesden Green

All ten wells (10.0 net) from our first half development program are now on production, providing solid rates and robust economics for the Company. The average IP 30-day rates for the last three wells at the Faraway 8-10 Pad was 192 boe/d (91 percent oil).

We began drilling the ten wells (10.0 net) targeting the Cardium formation and one gas-weighted Mannville well (1.0 net) as part of our second half 2022 development program. The first of two wells (2.0 net) are on the Crimson 3-03 Pad, which is offset from the two 3-03 Pad wells drilled in 2021 that produced excellent IP 30-day rates of 494 boe/d (70 percent light oil).

Pembina

All five Cardium wells (4.5 net) from the first half program are on production. In addition, one well in the three-well 2022 vertical Devonian drilling program was placed on production in mid-May and is averaging IP 30-day rates of 488 boe/d (93 percent oil). We began drilling our 13 well (11.5 net) second half development program, predominantly targeting the Cardium formation.

Viking

In May, the first well in our eight-well (8.0 net) Viking program was spudded, representing our return to development in the asset. A light oil focused play with a material degree of associated natural gas, Viking offers highly economic returns with current commodity prices while providing favourable spring ground conditions to drill during the typical spring break-up period. Currently, 8 wells (8.0 net) in the Viking program have been rig released and are expected to be on production by mid-August. Overall, the eight wells are expected to add approximately 1,000 boe/d on a 30-day, initial production basis (67 percent light oil).

2022 gUIDANCE; 2023 PRELIMINARY fORECAST

In June, we revised our 2022 guidance in response to strong commodity prices and in conjunction with the expected successful completion of the refinancing of our existing debt facilities and provided a preliminary 2023 forecast. Both 2022 and 2023 includes approximately 15 percent inflation on our capital program over levels experienced in the first half of 2022. Our 2022 guidance and 2023 preliminary forecast are expected to continue to result in meaningful production growth. Using a WTI price range of US$90/bbl to US$120/bbl for the second half of 2022, we expect our net debt to FFO ratio will be below 0.6x or less based on full year 2022 results considering the debt repayment from the free cash flow generation. Our guidance and preliminary forecast are reiterated and presented below.

		2022E Guidance	2023 Forecast [4]
Production[1]	boe/d	31,500 – 32,500	37,000 – 38,000
% Oil and NGLs		66%	69%
Capital expenditures	$ millions	295 – 305	260 – 270
Decommissioning Expenditures[2]	$ millions	17	14
Net operating costs	$/boe	12.70 – 13.50	12.50 – 13.30
General & administrative	$/boe	1.45 – 1.55	1.30 – 1.40
Based on midpoint of above guidance
WTI Range[3]	US$/bbl	90.00 – 120.00	95.00
AECO Range[3]	CAD$/GJ	5.50 – 7.50	5.00
FFO	$ millions	455 – 580	650
Adjusted FFO[4]	$ millions	499 – 624	662
Free cash flow [4]	$ millions	137 – 262	374
Net debt[5]	$ millions	257 – 132	(162)
Net debt to FFO[4,5]	times	0.6x – 0.2x	N.A.
(1)
Mid-point of 2022E guidance range: 12,350 bbl/d light oil, 6,325 bbl/d heavy oil, 2,525 bbl/d NGLs and 64.6 mmcf/d natural gas. Average production volumes in 2022 do not include any forecasted production associated with Clearwater exploratory capital expenditures.
Mid-point of 2023F guidance range: 13,850 bbl/d light oil, 9,200 bbl/d heavy oil, 2,835 bbl/d NGLs and 69.8 mmcf/d natural gas.
(2)
Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the Alberta Site Rehabilitation Program (“ASRP”).
(3)
2022E pricing assumptions are for July to December. Mid-point pricing assumptions for our 2022E Guidance include WTI at US$105.00/bbl and AECO at $6.50/GJ from July to December.

(4)
Pricing assumptions outlined are forecasted for the second half of 2022 and includes risk management (hedging) adjustments as of June 10, 2022. Guidance FFO and free cash flow (“FCF”) includes approximately $44 million of estimated charges for 2022 and $12 million for 2023 related to the deferred share units, performance share units and non-treasury incentive plan awards share-based compensation amounts which are based on a share price of $15.00 per share. The charge is primarily due to the Company’s increased share price in 2022 compared to the closing price on December 31, 2021, of $5.21 per share. Adjusted FFO excludes the estimated non-cash share-based compensation amounts for 2022 and 2023.
(5)
Net debt figures estimated as at December 31, 2022, and 2023.

HEDGING UPDATE

The Company continues to focus our hedging program on near term WTI positions to protect cashflow given our first half capital program. We have also built a solid foundation on summer AECO natural gas pricing, which is also highly constructive to the business. As at July 28, 2022, the following financial oil and gas contracts are in place on a weighted average basis:

WTI Oil Contracts

Type	Remaining Term	Volume (bbls/d)	Bought Put Price (C$/bbl)	Sold Call Price (C$/bbl)	Swap Price (C$/bbl)
Swap	July 2022	6,705			$137.77
Swap	August 2022	5,000			$125.07
Collar	August 2022	5,000	$118.00	$135.39
Swap	September 2022	6,500			$120.77
Collar	September 2022	2,000	$115.00	$127.50

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
Swap	July - October 2022	26,065	$4.74

Subsequent to June 30, 2022, in conjunction with our refinancing we closed out the previous hedges under PROP 45 for a risk management loss of US$3.4 million. The Company intends to implement additional hedging arrangements through swaps and collars for the remainder of 2022.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation later today on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company's unaudited consolidated financial statements and notes and management's discussion and analysis ("MD&A") as at and for the three and six months ended June 30, 2022 are available on the Company's website at www.obsidianenergy.com and under our SEDAR profile at www.sedar.com. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; adjusted FFO; net debt; net operating costs; netback; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and six months ended June 30, 2022, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of adjusted FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: funds flow from operations (basic per share ($/share) and diluted per share ($/share)), which use funds flow from operations as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and six months ended June 30, 2022, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and general and administrative costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and six months ended June 30, 2022, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

2022 and 2021 Cash Flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2022	2021	2022	2021
Cash flow from operating activities	125.0	42.2	208.9	70.6
Change in non-cash working capital	26.0	(2.3)	8.0	8.0
Decommissioning expenditures	3.8	0.5	12.3	3.8
Onerous office lease settlements	2.3	2.4	4.6	4.7
Deferred financing costs	(0.7)	(1.7)	(1.4)	(2.7)
Financing fees paid	-	0.3	-	4.4
Restructuring charges[1]	-	0.1	2.5	(1.9)
Transaction costs	-	-	0.1	0.1
Other expenses[1]	0.6	0.8	0.6	(8.4)
Funds flow from operations	157.0	42.3	235.6	78.6
Share based compensation[2]	(0.2)	8.9	22.5	11.3
Adjusted Funds flow from operations	156.8	51.2	258.1	89.9
Share based compensation[2]	0.2	(8.9)	(22.5)	(11.3)
Capital expenditures	(40.3)	(21.5)	(143.7)	(51.0)
Decommissioning expenditures	(3.8)	(0.5)	(12.3)	(3.8)
Free Cash Flow	112.9	20.3	79.6	23.8

1 Excludes the non-cash portion of restructuring and other expenses.

2 Includes expenses associated with our cash settled share-based incentive plans, being the Deferred Share Unit Plan, Performance Share Unit Plan and the Non-Treasury Incentive Award Plan.

2022 and 2021 Netback to Sales Price

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2022	2021	2022	2021

Sales price	96.44	49.56	87.15	46.98
Risk management (loss) gain	(4.66)	(0.52)	(5.58)	(1.44)
Net sales price	91.78	ExhE49.04	81.57	45.54
Royalties	(15.53)	(4.90)	(13.53)	(3.83)
Net operating costs[1]	(14.02)	(13.71)	(13.98)	(13.62)
Transportation	(3.29)	(1.95)	(3.04)	(1.87)
Netback	58.94	28.48	51.02	26.22

2022 and 2021 Net Operating Costs to Operating Costs

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2022	2021	2022	2021
Operating costs	43.9	33.9	84.2	64.8
Less processing fees	(2.0)	(1.7)	(3.9)	(3.3)
Less road use recoveries	(1.6)	(1.5)	(3.1)	(2.5)
Net Operating costs	40.3	30.7	77.2	59.0

2022 and 2021 Net Debt to Long-Term Debt

	As at
(millions)	June 30, 2022	December 31, 2021

Long-term debt
Syndicated credit facility	282.1	321.5
PROP Limited recourse loan	5.9	16.0
Senior secured notes	47.3	54.9
Deferred interest	0.6	1.3
Deferred financing costs	(1.3)	(2.7)
Total	334.6	391.0

Working capital deficiency
Cash	(9.2)	(7.3)
Accounts receivable	(111.2)	(68.9)
Prepaid expenses and other	(15.0)	(9.1)
Accounts payable and accrued liabilities	143.8	107.8
Total	8.4	22.5

Net debt	343.0	413.5

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
MSW	Mixed Sweet Blend	NGL	natural gas liquids
WTI	West Texas Intermediate

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company's prospective results of operations, operating costs, expenditures, production, FFO, adjusted FFO, FCF, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under "Forward-Looking Statements". The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the unaudited consolidated financial statements and MD&A on our website, SEDAR and EDGAR in due course; our expectations for debt levels, leverage levels and net operating costs in 2022; our expectations of potential drilling opportunities in the Bluesky and Clearwater; our development program; our 2022 guidance and 2023 preliminary forecast for production, capital and decommissioning expenditures, net operating costs and general & administrative costs, FFO, adjusted FFO, FCF, net debt and net debt to FFO; our expectations for on production dates for certain wells; our expectations for abandoning of wells and pipeline during the year; our hedges; and our expectations for an updated corporate presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements and FOFI contained herein (including our guidance set out under “Updated 2022 Guidance; 2023 Preliminary Forecast") do not assume the completion of any transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the ability of members of OPEC, and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates, inflation rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our New Term Loan and Notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company's contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities and notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com